Press Release


`                                                                    Royal Ahold
                                                                Public Relations

[Graphic omitted] Ahold



                                                              Date:  May 8, 2003
                                        For more information:   +31 75 659 57 20




Ahold announces results of U.S. Foodservice forensic accounting investigation

Zaandam, The Netherlands, May 8, 2003 - Ahold, the international food retailer and foodservice operator, announced today that the forensic accounting work being performed by PricewaterhouseCoopers (PwC) as part of Ahold's internal investigation of its subsidiary U.S. Foodservice is now substantially complete. The results were reported to Ahold's Audit Committee on May 7, 2003. Completion of the U.S. Foodservice forensic accounting work is a required step to recommence audit work at U.S. Foodservice to enable the completion of the Ahold 2002 audit by June 30, 2003.

For the period April 1, 2000 (the effective date of Ahold's acquisition of U.S. Foodservice) to December 28, 2002 (the end of Ahold's 2002 fiscal year), PwC has identified total overstatements of pre-tax earnings of approximately USD 880 million. Of this amount, approximately USD 110 million relates to fiscal year 2000, approximately USD 260 million relates to fiscal year 2001 and approximately USD 510 million relates to fiscal year 2002.

In addition, PwC identified approximately USD 90 million of adjustments required to be made to the opening balances for U.S. Foodservice at the date of its acquisition. This consists of a reclassification of such amount from current assets to goodwill primarily as a result of required write-offs of vendor receivables. In connection with the earnings and opening balances adjustments discussed above, corresponding adjustments to the balance sheet of U.S. Foodservice at December 28, 2002 also will be required. These adjustments will consist of approximately USD 700 million of write-offs of accrued vendor receivables, an approximately USD 210 million increase in deferred contract revenue liabilities and an approximately USD 80 million increase in trade payables, as well as a USD 25 million increase in inventory. Any other adjustments required with respect to U.S. Foodservice, including possible impairment of goodwill or other long-lived assets, will be determined by the company.

Although the forensic accounting work at U.S. Foodservice is substantially complete, an internal legal investigation at U.S. Foodservice is ongoing.

The Supervisory Board of Ahold will be meeting shortly to determine which actions should be taken with respect to U.S. Foodservice.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax: +31 (0)75 659 8302




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In addition to the investigation at U.S. Foodservice, Ahold had commenced internal investigations at various Ahold operating companies. Although these investigations are ongoing, the forensic accounting work at Albert Heijn, Stop & Shop, Santa Isabel in Chile, Ahold's operations in Poland and the Czech Republic, and the ICA Ahold Scandinavian joint venture is substantially complete and no evidence of financial fraud has been found at any of those operations. The accounting adjustments that will be required as a result of this forensic accounting work and that at Ahold's other operating companies have not yet been determined.

Ahold further announced that Deloitte & Touche has resumed its audit work at ICA Ahold and Santa Isabel. Ahold previously had announced the resumption of audit work at Stop & Shop and Albert Heijn.

Ahold management is confident that the company will be able to achieve completion of the remaining audits by June 30, 2003.

Ahold Corporate Communications: +31.75.659.5720














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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to the expected impact on earnings and balance sheet items of the U.S. Foodservice forensic accounting investigation, the expected outcome of the internal investigations at various other Ahold operating subsidiaries, expectations as to the resumption of audit work at U.S. Foodservice and other subsidiaries and expectations as to completion of Ahold's 2002 audit. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the timing and results of the completion of the investigation at U.S. Foodservice and at Ahold's other operating subsidiaries, the determination of any other required adjustments and the timing of resumption by Ahold's auditors of additional audit work and completion of Ahold`s 2002 audit, and other factors and events discussed in Ahold's public filings. Many of these factors and events are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking Statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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